UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 001-04192

MFC Bancorp Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

MFC BANCORP LTD.

NOTICE OF ANNUAL MEETING OF

HOLDERS OF COMMON SHARES

MANAGEMENT INFORMATION CIRCULAR

APRIL 14, 2005

Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong SAR

NOTICE OF THE 2005 ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting (the “Meeting”) of the common shareholders of MFC Bancorp Ltd. (the “Company”) will be held at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Saturday, the 14th day of May, 2005 at 9:00 a.m. (Hong Kong time) for the following purposes:

1.	To receive and consider the financial statements of the Company for the financial year ended December 31, 2004, together with the report of the auditors thereon;
2.	To elect two Class III directors;
3.	To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year; and
4.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice is the Information Circular, a Form of Proxy and a request form whereby shareholders may request to be added to the Company’s supplemental mailing list. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed April 14, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Form of Proxy and return the Form of Proxy in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own common shares registered in different names or at different addresses, each Form of Proxy should be completed and returned. A Form of Proxy will not be valid unless it is deposited to the attention of the President of the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 by mail or by hand, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted at the Meeting.

DATED this 14th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board

and President

- ii -

Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong SAR

MANAGEMENT INFORMATION CIRCULAR

APRIL 14, 2005

This Management Information Circular is being furnished to common shareholders of MFC Bancorp Ltd. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) and management of the Company for use at the Annual Meeting to be held on Saturday, May 14, 2005 at 9:00 a.m. (Hong Kong time), and at any adjournment or adjournments thereof (the “Meeting”), at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China for the purposes set forth in the Notice of Meeting, which accompanies this Management Information Circular.

VOTING INFORMATION

Solicitation of Proxies

The Management Information Circular is being furnished to shareholders in connection with the solicitation of proxies by or on behalf of the management of the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost. The cost of this solicitation will be borne by the Company. The Notice of Meeting, Form of Proxy and this Management Information Circular will be mailed to shareholders of the Company commencing on or about April 19, 2005. The information contained herein is given as of April 14, 2005, except as otherwise stated. All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars, unless otherwise indicated.

Record Date

The Board has set the close of business on April 14, 2005 as the record date (the “Record Date”) for determining which shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least ten days prior to the Meeting or any adjournment or adjournments thereof, that the Transferee may have its name included on the list of hareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such common shares at the Meeting. Such written request by the Transferee shall be filed with the President of the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Appointment of Proxyholders

The persons named in the accompanying Form of Proxy as proxyholders are management’s representatives. Shareholders of the Company desiring to appoint some other person (who need not be a shareholder of the Company) to represent them at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to the address set out on the Form of Proxy at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or to the Chairman of the Meeting on the date of the Meeting.

Voting of Proxies

If the Form of Proxy is completed, signed and delivered to the Company, the persons named as proxyholders therein shall vote or withhold from voting the common shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholders appointing them, on any ballot that may be called for and, if the shareholders specify a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Form of Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment or adjournments thereof. As of the date of this Management Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Form of Proxy.

If no choice is specified by a shareholder with respect to any matter identified in the Form of Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Form of Proxy will vote the common shares represented thereby in favour of such matter and for substitute nominees of management for directors, if necessary.

Non-Registered Holders

Only registered holders of common shares of the Company, or the persons they appoint as proxyholders, are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(ii)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, information circular and proxy relating to the Meeting (collectively, the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with the Company in accordance with the instructions set out above.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the registered shareholder or by his attorney duly authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Form of Proxy must be deposited at the same address where the original Form of Proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a Form of Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, arrange for their respective intermediaries to revoke the Form of Proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 14, 2005, there were a total of 15,149,269 common shares of the Company outstanding. Each common share entitles the holder thereof to one vote at the Meeting. The following table sets forth as of April 14, 2005, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons who own or control more than 10% of the votes attached to the issued and outstanding common shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellog	3,141,550(2)	20.7%
Liquidating Trust of TriMaine Holdings, Inc.	1,870,000	12.3%

(1) Based on 15,149,269 common shares issued and outstanding on April 14, 2005. Does not include 939,749 common shares owned by two wholly-owed subsidiaries and 406,000 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004. Includes the 1,870,000 common shares held by the TriMaine Holdings, Inc. Liquidating Trust, which holds 1,572,123 common shares for the benefit of one of the Company’s wholly-owned subsidiaries.

(2) In his public filings, Mr. Kellog disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.6% of our issued and outstanding common shares.

ELECTION OF DIRECTORS

The Company’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his predecessor.

At the Meeting, shareholders will be called upon to elect two Class III directors (together, the “nominees”). Michael J. Smith was appointed as a Class III director in 2002 and Silke Brossmann was appointed as a Class III director in 2003. While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the Form of Proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person or persons as directors. Forms of Proxy received on which no designation is made will be voted for management’s nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Shuming Zhao and Kelvin K. Yao have two years remaining in their term as Class II directors of the Company which term expires at the annual meeting of the shareholders to be held in the year 2007. Stefan Feuerstein has one year remaining in his term as a Class I director of the Company which expires at the annual meeting of the shareholders to be held in the year 2006.

The following table sets forth information regarding the management nominees for election at the Meeting as directors of the Company and each director of the Company whose term of office will continue after the Meeting:

Name (Place of Residence) and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Michael J. Smith (Hong Kong) President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Company	1986	85,000
Shuming Zhao(1) (China) Director	Professor and Dean of the School of Business, Nanjing University; Dean of School of Graduate Studies, Macau University of Science and Technology; President of Jiangsu Provincial Association of Human Resource Management; Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs	2004	Nil
Kelvin K. Yao(1) (China) Director	Professor and Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University	2004	Nil
Stefan Feuerstein (Germany) Director and Vice-President	Director and Vice-President of the Company; Managing Director, MFC Capital Partners AG	2000	Nil
Silke Brossmann(1) (Germany) Director	Independent Management Consultant	2003	Nil
(1)	Member of the Audit Committee.

The Company does not have an executive committee of the Board.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to: (a) the Company’s Chief Executive Officer and Chief Financial Officer; (b) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or (c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently complete financial year, (each a “Named Executive Officer”) is set out in the summary compensation table below:

Summary Compensation Table

		Annual Compensation(1)			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(2) Granted (#)	Shares or Units Subject to Resale Restric-tions ($)	LTIP(3) Payouts ($)	All Other Compen-sation ($)
Michael J. Smith President, Chief Executive Officer and Director(4)	2004 2003 2002	301,037 367,179 340,649	223,838 222,499 330,624	- - 20,234	- - -	- - -	- - -	15,713 23,546 -
Dr. Stefan Feuerstein Vice-President and Director	2004 2003 2002	416,659 379,752 356,112	31,682 49,874 66,771	- 17,805 16,646	- - -	- - -	- - -	- 19,416 9,160
George Zimmerman Director – KHD Humboldt Wedag AG	2004 2003 2002	323,380(5) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
Herman Krager Director – KHD Humboldt Wedag AG	2004 2003 2002	258,704(5) N/A N/A	38,806 N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
Rudolf Pich Director – KHD Humboldt Wedag AG	2004 2003 2002	266,789(5) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
(1)	On a cash basis, unless otherwise stated.
(2)	Stock appreciation rights.
(3)	Long-term incentive plan.
(4)	Mr. Smith was appointed as Secretary on October 6, 2003.
(5)	On an annualized basis. The Company acquired its interest in KHD Humboldt Wedag AG in March 2004 and have consolidated its results since March 31, 2004.

Long-term Incentive Plan Awards in Most Recently Completed Financial Year

The Company does not have any long-term incentive plan.

Option and Stock Appreciation Rights Grants During the Most Recently Completed Financial Year

The Company did not grant any stock options during the financial year ended December 31, 2004 to the Named Executive Officers.

Aggregated Option and Stock Appreciation Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2004 and there are no options that are currently outstanding.

Option and Stock Appreciation Rights Repricings

No options were repriced during the financial year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

Michael J. Smith entered into an amended and restated employment agreement with the Company in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. His salary is currently US$240,000. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal installments over 12 months.

In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require the Company to purchase all or any part of the common shares held by Mr. Smith on the date of termination or date of a change of control at a price equal to the average closing market price of the common shares on the NASDAQ National Market System for the ten preceding trading days.

Composition of the Compensation Committee

The Company does not have a remuneration or compensation committee. A majority of the Company’s independent directors recommends to the Board for determination the compensation of its executive officers.

Report on Executive Compensation

The Company’s executive compensation program during the most recently completed financial year was administered by the Company’s Chief Executive Officer under the supervision of the Board. The Chief Executive Officer was primarily responsible for determining the compensation to be paid to the Company’s executive officers and evaluating their performance.

The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Company.

The Chief Executive Officer’s compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Company. In setting compensation rates for executive officers and the Chief Executive Officer, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Performance Graph

The following chart compares a $100 investment in common shares of the Company with the Russell 2000 Index. The chart portrays total nominal return for the fiscal years ending December 31, 1999 through 2004, assuming the reinvestment of dividends.

	31/12/99	31/12/00	31/12/01	31/12/02	31/12/03	31/12/04
MFC Bancorp Ltd.	$100.00	$88.03	$129.58	$81.69	$207.55	$225.35
Russell 2000 Index	$100.00	$95.68	$96.66	$75.80	$110.19	$129.47

Compensation of Directors

The non-management directors of the Company receive US$25,000 annually for their services and US$500 for each meeting of the Board that they attend. The directors and officers are also reimbursed for expenses incurred in connection with their services as directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out securities authorized for issuance under compensation plans as of the end of the Company’s most recently completed financial year:

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	N/A	1,364,500

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Stock Option Plan

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase shares to the Company’s directors, officers and key employees and other persons providing ongoing services to the Company. The stock option plan of the Company is administered by the Board. The maximum number of common shares of the Company which may be reserved and set aside for issuance under the Company’s stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share of the Company. The exercise price of an option may not be less than the closing market price of the common shares of the Company on the NASDAQ National Market System on the day prior to the date of grant of the option. In the event that the common shares of the Company are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the common shares on the NASDAQ National Market System for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option. The Company did not grant any options during the year ended December 31, 2004 and there are no options that are currently outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries since the beginning of the Company’s most recently completed financial year, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries during that period.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Form of Proxy intend to vote for the reappointment of Peterson Sullivan PLLC, Certified Public Accountants, as the Company’s auditors until the next annual meeting of the shareholders of the Company at a remuneration to be fixed by the Board of the Company. Peterson Sullivan PLLC was first appointed in 1990.

AUDIT COMMITTEE

The Audit Committee is currently composed of three directors, namely Shuming Zhao, Kelvin K. Yao and Silke Brossmann, all of whom are considered by the Board of the Company to be “unrelated” or “independent” directors within the meaning of the guidelines adopted by the securities regulatory authorities governing the Company. The members of the Audit Committee are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Company other than interests and relationships arising from shareholding.

The Board of the Company has approved a charter for the Audit Committee. The Audit Committee oversees the Company’s financial reporting process and internal controls and consults with management and the Company’s independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied. The Audit Committee also reviews and evaluates of the auditor’s independence and the appointment of auditors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than ten percent of the voting rights attached to the common shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares.

During 2004, the Company earned fees in the normal course of its merchant banking business from affiliates amounting to approximately $4.0 million. In 2003 such fees amounted to $4.6 million.

During 2004, the Company, through its industrial and engineering subsidiary, sold parcels of real estate to a company in which the subsidiary has a 19% equity interest. The sale resulted in a gain of $7.8 million before the minority interest and a receivable of $15.9 million. The Company also sold $0.9 million and purchased $19.6 million from an affiliate during 2004 in the normal course of commodities trading transactions. The Company’s interest in the affiliate was sold in July 2004 and it was not related any more afterwards. The Company also purchased $11.5 million from another affiliate during 2004 in the normal course of commodities trading transactions.

The Company receives dividends pursuant to a royalty interest from an affiliate at a rate of 10% annually. Dividends earned amounted to $5.4 million in 2004, of which $0.4 million was collected in 2004 and $4.8 million in January 2005.

As at December 31, 2004, the Company had receivables of $21.7 million due from affiliates and payables of $1.3 million due to affiliates. The Company had $9.5 million loans receivable due from affiliates and $21.8 million deposit by affiliates. The Company also had $18.5 million investment in and advances to equity method investees.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or senior officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Mellon Investor Services LLC at 44 Wall Street, 6th Floor, New York, New York, 10005, USA.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company, shall properly come before the Meeting, the Form of Proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgement of the persons voting the Form of Proxy.

AVAILABLE INFORMATION

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of the Company may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and MD&A. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2004.

DATED this 14th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

President

PROXY

MFC BANCORP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD.

(THE “CORPORATION”) FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2005 (THE “MEETING”)

The undersigned, a registered shareholder of the Corporation, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of any of them ____________________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

Address Change/Comments (Mark the corresponding box on the reverse side)

THIS PROXY IS SOLICITED ON BEHALF OF MFC BANCORP LTD. (THE “CORPORATION”) FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2005 (THE “MEETING”)

Please Mark Here for Address Change or Comments SEE REVERSE SIDE

1.	The election of the following Class III directors of the Corporation:			2.	The reappointment of Peterson Sullivan PLLC as auditors of the Corporation for the ensuing year.	FOR	AGAINST	ABSTAIN

	(01) Michael J. Smith and (02) Silke Brossmann as Class III directors	FOR	WITHHELD FOR ALL	3.	The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.	FOR	AGAINST	ABSTAIN

Withheld for the nominees you list below: (Write that nominee’s namein the space provided below:)				4.	The transaction of such further and other business as may properly come before the Meeting

Dated: _______________________________________, 2005

__________________________________________________

Signature

__________________________________________________

Name (Please Print)

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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NOTES:

1.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournment thereof.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons specified above. If you desire to designate as proxyholder a person other than Michael Smith or Rene Randall, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.

A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4.

A proxy, to be effective, must be deposited with the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, at any time up to and including the last buiness day before the day of the meeting or any adjournment or adjournments thereof or with the Chairman of the Meeting on the day of the Meeting.

You can now access your MFC Bancorp Ltd. account online.

Access your MFC Bancorp Ltd. shareholder account online via Investor ServiceDirect® (ISD).

Mellon Investor Services LLC, Transfer Agent for MFC Bancorp Ltd., now makes it easy and convenient to get current information on your shareholder account.

•	View account status	•	Establish/change your PIN
•	View certificate history	•	Make address changes

Visit us on the web at http://www.melloninvestor.com

Call 1-877-978-7778 between 9am-7pm

Monday-Friday Eastern Time

2

MFC BANCORP LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 on Continuous Disclosure Obligations mandates that MFC Bancorp Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related management discussion and analysis (the “MD&A”) and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 on Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

MFC BANCORP LTD.

c/o Suite 1620 – 400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form. Registered holders will not automatically receive the Statements. Registered holders are those with shares registered in their name and beneficial owners have their shares registered in an agent, broker or bank’s name.

____________________

If you wish to receive financial statements of the Company, please check one or both blanks for the Statements you wish to receive and complete the below and return. Please PRINT your name and address.

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal/Zip Code)

(E-mail Address)
Signed:
(Signature of Shareholder)
Dated:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: April 20, 2005